United States securities and exchange commission logo





                            October 11, 2022

       Wei Kwang Ng
       Chief Executive Officer
       Plutonian Acquisition Corp.
       1441 Broadway 3rd, 5th and 6th Floors
       New York, NY 10018

                                                        Re: Plutonian
Acquisition Corp.
                                                            Registration
Statement on Form S-1
                                                            Filed October 5,
2022
                                                            File No. 333-267742

       Dear Wei Kwang Ng:

               We have reviewed your registration statement and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

       Form S-1 filed October 5, 2022

       Cover Page

   1. Please disclose that the shareholders will not have the opportunity to vote on or redeem their shares in
connection with any extension of up to 18 months to complete the business combination.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 Wei Kwang Ng
Plutonian Acquisition Corp.
October 11, 2022
Page 2

       You may contact Eric McPhee at 202-551-3693 or Isaac Esquivel at (202) 551-3395 if
you have questions regarding comments on the financial statements and related matters. Please contact Isabel Rivera at 202-551-3518 or Brigitte Lippman at 202-551-3713 with any other questions.



                                                          Sincerely,
FirstName LastNameWei Kwang Ng
                                                          Division of
Corporation Finance
Comapany NamePlutonian Acquisition Corp.
                                                          Office of Real Estate
& Construction
October 11, 2022 Page 2
cc:       Sally Yin, Esq.
FirstName LastName